Appendix A

Effective as of June 24, 2026

The Adviser is entitled to receive, on a monthly basis, an investment advisory fee as follows:

For so long as substantially all of the assets of each of the following Funds are invested in the corresponding Portfolio of State Street Master Funds or another investment company with essentially the same investment objectives and policies as such Funds, no payment for services is rendered pursuant to the Agreement; otherwise, the Adviser shall be entitled to receive fees, payable monthly, at the following annual rates (expressed as a percentage of the average daily net assets of each Fund):

State Street Federal Government Money Market Fund	0.05%
State Street Federal Treasury Plus Money Market Fund	0.05%
State Street Federal Treasury Money Market Fund	0.05%
State Street Stablecoin Reserves Money Market Fund	0.05%
State Street Prime Retail Reserves Money Market Fund (formerly State Street Federal Prime Retail Reserves Money Market Fund)	0.05%